UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TIME INC.

(Name of Subject Company (Issuer))

GOTHAM MERGER SUB, INC.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

MEREDITH CORPORATION

(Name of Filing Persons (Parent of Offeror))

(Names of Filing Persons (Others))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

887228104

(CUSIP Number of Class of Securities)

Gotham Merger Sub, Inc.

c/o Meredith Corporation

1716 Locust Street

Des Moines, Iowa 50309

(515) 284-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

J. Kevin Mills

Cooley LLP

1299 Pennsylvania Avenue, NW, Suite 700

Washington, DC 20004

(202) 842-7800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,913,394,167.55	$238,217.57

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Time Inc., at a purchase price of $18.50 per Share, without interest thereon, net to the seller in cash and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. The underlying value of the transaction was calculated based on the sum of: (i) 99,622,569 issued and outstanding Shares, multiplied by $18.50 per Share; (ii) 5,704,765 Shares issuable pursuant to outstanding options with an exercise price that is less than $18.50 per Share, multiplied by $1.17 per Share (which is equal to the difference between $18.50 and $17.33, the weighted average exercise price of such options that have an exercise price that is less than $18.50 per Share); (iii) 2,501,866 Shares issuable pursuant to outstanding restricted stock units, multiplied by $18.50 per Share; (iv) 306,825 Shares issuable pursuant to certain outstanding performance stock units, multiplied by $18.50 per Share; (v) 177,079 Shares issuable pursuant to certain earned performance stock units, multiplied by $18.50 per Share; (vi) 178,666 Shares issuable pursuant to outstanding deferred stock units, multiplied by $18.50 per Share; and (vii) 1,200,000 Shares issuable pursuant to certain outstanding options, multiplied by $4.30 per Share (which is equal to the difference between $18.50 and $14.20, the exercise price of such options).
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017 is calculated by multiplying the transaction valuation by 0.0001245.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	☐ Not applicable	Filing party:	☐ Not applicable
Form or Registration No.:	☐ Not applicable	Date filed:	☐ Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the tender offer by Gotham Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Meredith Corporation, an Iowa corporation (“Parent”), for all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Time Inc., a Delaware corporation (the “Company”), at a price of $18.50 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and conditions set forth in the offer to purchase dated December 12, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer,” pursuant to an Agreement and Plan of Merger, dated as of November 26, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Purchaser, Parent and the Company.

All of the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Time Inc.

225 Liberty Street

New York, New York 10281

(212) 522-1212.

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. The information set forth in the Offer to Purchase under the caption INTRODUCTION is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER—Section 1 (“Terms of the Offer”)

THE TENDER OFFER—Section 2 (“Acceptance for Payment and Payment for Shares”)

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 4 (“Withdrawal Rights”)

THE TENDER OFFER— Section 5 (“Material U.S. Federal Income Tax Considerations”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 15 (“Certain Conditions to the Offer”)

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

(a) Transactions. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”) is incorporated herein by reference.

(c) (1)–(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”)

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 15 (“Certain Conditions to the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 18 (“Fees and Expenses”)

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 15 (“Certain Conditions to the Offer”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 12, 2017

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)

(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Notice of Guaranteed Delivery

(a)(1)(F)	Summary Advertisement as published in the New York Times on December 12, 2017

(a)(5)	Press Release issued by Meredith Corporation, dated November 26, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Meredith Corporation (File No. 001-05128) with the Securities and Exchange Commission on November 27, 2017)

(b)(1)	Commitment Letter, dated November 26, 2017, by and among Meredith Corporation, Royal Bank of Canada, RBC Capital Markets, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Barclays Bank PLC and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Meredith Corporation (File No. 001-05128) with the Securities and Exchange Commission on November 27, 2017)

(b)(2)	Equity Commitment Letter, dated November 26, 2017, by and among Meredith Corporation and Koch Equity Development LLC (incorporated by reference to Exhibit 10.2 to the Current Report on
Form 8-K filed by Meredith Corporation (File No. 001-05128) with the Securities and Exchange Commission on November 27, 2017)

(d)(1)	Agreement and Plan of Merger, dated as of November 26, 2017, by and among Meredith Corporation, Gotham Merger Sub, Inc. and Time Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Meredith Corporation (File No. 001-05128) with the Securities and Exchange Commission on November 27, 2017)

(d)(2)	Confidentiality Agreement, dated February 4, 2017, between Time Inc. and Meredith Corporation

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 12, 2017

GOTHAM MERGER SUB, INC.

By:	/s/ Joseph Ceryanec

Name:	Joseph Ceryanec
Title:	President

MEREDITH CORPORATION

By:	/s/ Joseph Ceryanec

Name:	Joseph Ceryanec
Title:	Chief Financial Officer